

July 24, 2012

Via E-mail
Thomas Hagan
President
Caribbean Pacific Marketing, Inc.
2295 Corporate Blvd. NW, Suite 131
Boca Raton, FL 33431

> **Re: Caribbean Pacific Marketing, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 10, 2012**
> **File No. 333-180008**

Dear Mr. Hagan:

We have reviewed your amended registration statement together with your correspondence and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements and related information in your filing, as required by Rule 3-12 of Regulation S-X.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Business, page 18</u>

3. We note your response to prior comment 1. Please revise your prospectus to include all of the information provided in your response to our comment in your registration statement. In addition, please also explain why you elected to form a new company and incorporate in a different state instead of devising a new marketing plan for Suncoast Nutriceuticals.

<u>Management</u>

<u>Background of our Officers and Directors, page 24</u>

4. We note your response to prior comment 3. The web site for VMH Media, Inc. in Bedford, TX, lists Kevin McDonnell as an Executive Vice President. Please reconcile this information with your disclosure that Mr. McDonnell is not a principal of any other corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or Bryan Pitko at (202) 551-3203 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Randall Lanham, Esq.
Lanham & Lanham, LLC
28562 Oso Parkway, Unit D
Rancho Santa Margarita, CA 92688